UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                   SUMMO MINERALS CORPORATION
                             (Name of Issuer)

                       Common Stock, No Par Value

                      (Title of Class of Securities)

                                86636K 10 6

                                 (CUSIP Number)

                          St. Mary Minerals Inc.
                      1776 Lincoln Street, Suite 1100
                          Denver, Colorado  80203
                         (303) 861-8140

                   Attn:  Mark A. Hellerstein
    (Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)


                         November 12, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               SCHEDULE 13D

CUSIP No.  86636K 10 6


1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     St. Mary Minerals Inc.

2)   Check the Appropriate Box if a Member of a Group*
     (a)
     (b)  X

(3)  SEC Use Only:



(4)  Source of Funds (See Instructions):  WC, OO


(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization:  Colorado


  Number of         (7)  Sole Voting Power 15,755,183
 Shares Bene-
    ficially        (8)  Shared Voting Power -0-
 Owned by
Each Report-        (9)  Sole Dispositive Power 15,755,183
 ing Person
   With             (10) Shared Dispositive Power -0-

(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person:   15,139,093

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions) ____

(13) Percent of Class Represented by Amount in Row (11) 61.2%

(14) Type of Reporting Person (See Instructions)   CO

Item 1.  Security and Issuer.

     Common Stock, no par value (the "Common Stock"), of Summo
     Minerals Corporation ("Summo"), 1776 Lincoln Street, Suite
     1100, Denver, Colorado 80203.

Item 2.  Identity and Background.

     St. Mary Minerals Inc. ("St. Mary") is a Colorado corporation engaged in the exploration and development of extractive minerals properties. Its address is 1776 Lincoln Street, Suite 1100, Denver, Colorado 80203. St. Mary has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). St. Mary has not, during the last five years been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     For each of the following transactions in which the consideration was cash, the source of the funds therefor was loans from St. Mary Land & Exploration Company, a Delaware corporation ("St. Mary Land"), the parent company of St. Mary. The loan arrangements are oral to date. The source of the loan funds was the working capital of St. Mary Land.

     St. Mary purchased 252,993 outstanding shares of Common
     Stock in October 1993 for an aggregate purchase price of $2,529.93 (Canadian).

     375,010 shares of Common Stock were issued to St. Mary in October 1993 for an aggregate purchase price of $3,750.10
     (Canadian).

     1,500,000 shares of Common Stock were issued to St. Mary in December 1993 for an aggregate purchase price of $375,000
     (Canadian).

     855,000 shares of Common Stock were issued to St. Mary in March 1994 at an aggregate agreed value of $213,750
     (Canadian) in consideration for exploration work performed by St. Mary on a mineral property of the Company.

     320,000 shares of Common Stock were issued to St. Mary in September 1994 upon the exercise of warrants by St. Mary for an aggregate purchase price of $80,000 (Canadian).

     2,295,000 shares of Common Stock were issued to St. Mary in February 1995 in connection with the purchase by St. Mary of 2,295,000 Units in a private placement. Each Unit consisted of one share of Common Stock and a warrant for the purchase of one share of Common Stock for a period of two years at an exercise price of $1.20 (Canadian) during the first year and an exercise price of $1.38 (Canadian) during the second year. The aggregate consideration for the Units was $2,754,000 (Canadian).

     80,000 shares of Common Stock were issued to St. Mary in April 1995 in consideration for the transfer by St. Mary to the Company of St. Mary's interest in a mineral property. The 80,000 shares had a deemed value of $80,000 (Canadian).

     St. Mary acquired 150,000 shares of Common Stock upon exercise of an option by a former officer and director of the Company pursuant to the prior assignment by such person to St. Mary of his rights in the option. The aggregate purchase price was $90,000 (Canadian).

     3,200,000 shares of Common Stock were issued to St. Mary in November 1995 in connection with the purchase by St. Mary of 3,200,000 Units in a private placement. Each Unit consisted of one share of Common Stock and a warrant for the purchase of one share of Common Stock for a period of two years at an exercise price of $1.05 (Canadian) during the first year and an exercise price of $1.21 (Canadian) during the second year. The aggregate consideration for the Units was $3,360,000 (Canadian).

     616,090 shares of Common Stock were issued to St. Mary in November 1996 in connection with the purchase by St. Mary of 616,090 Units in a private placement. Each Unit consisted of one share of Common Stock and a warrant for the purchase of one share of Common Stock for a period of two years at an exercise price of $1.10 (Canadian). The aggregate consideration for the Units was $677,700 (Canadian).

Item 4.  Purpose of Transaction.

     St. Mary does not have any plan or proposal, either individually or collectively with another person, which relates to or would result in:

     (a) The acquisition by any person of additional securities of Summo, or the disposition of securities of Summo.
          However, St. Mary holds warrants to purchase an aggregate of 6,111,090 shares of common stock as discussed in Item 5 below;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Summo or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of Summo or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Summo, including any plans or proposals to change the number of term or directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of Summo;

     (f) Any other material change in Summo's business or corporate structure;

     (g) Changes in Summo's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Summo by any person;

     (h) Causing a class of securities of Summo to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

     (i) A class of equity securities of Summo becoming eligible for termination of registration pursuant to Section
          12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a) St. Mary beneficially owns 15,755,183 shares of Common Stock, which is 61.2% of the issued and outstanding shares of Common Stock calculated in accordance with Rule 13d-3. St. Mary holds 9,644,093 shares of Common Stock directly. St. Mary also holds warrants to acquire an additional 2,295,000 shares at an exercise price of $1.20 (Canadian) until February 2, 1996 and thereafter at an exercise price of $1.38 (Canadian) until February 2, 1997 and warrants to acquire an additional 3,200,000 shares at an exercise price of $1.05 (Canadian) until October 17, 1996 and thereafter at an exercise price of $1.21 (Canadian) until October 17, 1997. St. Mary also holds warrants to acquire an additional 616,090 shares at an exercise price of $1.10 (Canadian) per share until October 30, 1998.

     (b) St. Mary has sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of all 9,644,093 shares of Common Stock it currently holds.

     (c) Other than as set forth herein, there have been no transactions in Summo Common Stock effected during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by St. Mary.

     (e)  Not applicable.

Item 6.   Contract, Arrangements, Understandings or Relationships
          With Respect to Securities of the Issuer.

     Other than the warrants described in Item 5(a), St. Mary is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     (a)  Subscription Agreement and Undertaking dated February
          6, 1995.*

     (b)  Subscription Agreement and Undertaking dated October
          17, 1995.*

     (c)  Subscription Agreement and Undertaking dated November
          12, 1996.**

____________
     *    previously filed
     **   included herewith


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 15, 1996                  /s/ Mark A. Hellerstein
      Date                                 Signature

                                   Mark A. Hellerstein, Treasurer
                                   Name/Title